Exhibit 99.1

Entrée Resources Provides Update on Entrée/Oyu Tolgoi JV and Upcoming NI 43-101 Technical Report

VANCOUVER, Oct. 18, 2017 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to announce that Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler") has completed its initial data review, and has commenced work on an updated National Instrument 43-101 Technical Report (the "Technical Report") relating to Entrée's 20% participating interest in the Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") in Mongolia.

The updated Technical Report will include:

  an updated reserve case for the first lift ("Lift 1") of the Hugo North Extension block cave on the Entrée/Oyu Tolgoi JV property. The reserve will be based on information contained within the 2016 Oyu Tolgoi Feasibility Study finalized in May 2016 by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC"). First development production from Lift 1 on the Entrée/Oyu Tolgoi JV property is expected in approximately 2021; and
  a Preliminary Economic Assessment of Entrée's interest in both Lift 2 of the Hugo North Extension copper-gold deposit ("Lift 2") and the Heruga copper-gold-molybdenum deposit ("Heruga").

The Technical Report is expected to be completed by January 2018.

Stephen Scott, Entrée's President and CEO comments, "We are very excited work has commenced on the updated Technical Report, which will be a significant milestone for the Company and help investors understand the tremendous underlying value of Entrée's flagship asset.  Completion of the Technical Report will enable us to discuss preliminary economics for potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga, where a significant amount of the Entrée/Oyu Tolgoi JV's mineralization occurs."

Oyu Tolgoi Underground Project Update

Entrée management and representatives from Amec Foster Wheeler recently visited the Oyu Tolgoi underground development project and supporting infrastructure in Mongolia. Based on the visit and recent disclosure by Turquoise Hill Resources, Entrée is pleased to confirm that the development of Shaft 4, which will be the first physical development work on the Entrée/Oyu Tolgoi JV property, is scheduled to commence in 2018.  Shaft 4 will provide the necessary ventilation required to support mining of the northern part of the Hugo North deposit (including Hugo North Extension on the Entrée/Oyu Tolgoi JV property), which is reported to contain some of the highest-grade copper-gold mineralization in the entire Oyu Tolgoi project. Completion of Shaft 4 is expected in 2021, with first development production from Hugo North Extension Lift 1 also expected in 2021.

The site visit, led by senior OTLLC team members, provided Entrée management with an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. In addition, Entrée management was able to review plans with OTLLC for the immediate and medium-term future.  Entrée is pleased to report that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards.

Mr. Scott continues, "The commencement of physical work on the Entrée/Oyu Tolgoi JV property in 2018 is the second important milestone and will bring the Company one step closer to becoming a producing mining company in just three years, a timeframe coincident with market expectations of global copper supply moving towards a deficit position. The resources case in Turquoise Hill's most recent technical report on the Oyu Tolgoi project filed in October 2016 indicates an estimated mine life in excess of 95 years based on current estimated resources and throughput rates. In the context of world class mining projects such as Oyu Tolgoi, which often take several decades from initial discovery to first production, the time between now and first development production on the Entrée/Oyu Tolgoi JV property in 2021 is extremely short."

Additional near-term milestones for the project include the commissioning of Shaft 2, completion of the Oyut II Camp, commencement of work on Shafts 3 and 4, and completion of Shaft 5.

QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi JV, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi JV property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

ABOUT THE ENTRÉE/OYU TOLGOI JV PROPERTY
The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held 100% by OTLLC (66% Turquoise Hill Resources; 34% Government of Mongolia), and the Entrée/Oyu Tolgoi JV property, which is a partnership between Entrée and OTLLC. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV property. The portion of the Hugo North copper-gold deposit that lies on the Entrée/Oyu Tolgoi JV Property is known as Hugo North Extension. The Entrée/Oyu Tolgoi JV property also includes the Heruga copper-gold-molybdenum deposit and a large prospective land package.

The Entrée/Oyu Tolgoi JV property contains approximately 14% of the measured and indicated copper equivalent* pounds and 22% of the inferred copper equivalent* pounds estimated in the Hugo North deposit, approximately 10% of all measured and indicated gold ounces and approximately 62% of all inferred gold ounces estimated in the entire Oyu Tolgoi project, and approximately 94% of the inferred copper equivalent* pounds estimated in the Heruga deposit.

*Copper equivalency is calculated using assumed metal prices of US$3.01/lb Cu, US$1,250/oz Au, US$20.37/oz Ag, and US$11.90/lb Mo; metallurgical recoveries are considered in the formulae. Based on mineral resources reported in Turquoise Hill's 2016 Technical Report, "Turquoise Hill Resources Ltd., Oyu Tolgoi, 2016 Oyu Tolgoi Technical Report, October 2016.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; anticipated future production and mine life; completion of an updated Technical Report that includes a Preliminary Economic Assessment of Entrée's interest in Lift 2 of the Hugo North Extension deposit and the Heruga deposit; first physical development on the Entrée/Oyu Tolgoi JV property; the expected timing for commencement and completion of work on Shaft 4; the expected timing of first development production from Lift 1 of the Hugo North Extension deposit; construction and continued development of the Oyu Tolgoi underground mine, including project milestones; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the price of copper, gold and silver, and the status of the Company's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.  Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgments in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licenses or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

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%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 17:00e 18-OCT-17